LIVE INC.

7702 E Doubletree Ranch Rd, Unit 300

Scottsdale, AZ 85258

480-289-9019

April 21, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Washington DC    20549

Re: Live Inc.

Form S-1 Registration Statement

File No. 333-236357

Dear Sirs/Madam:

Live Inc. hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the above-referenced registration statement be accelerated to 4:00 PM, Eastern Time, on Thursday, April 23, 2020, or as soon thereafter as practicable.

The Company hereby acknowledges that:

§	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
§

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

§

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this matter, please contact Daniel H. Luciano, Esq., counsel for the Company.

Sincerely,

Live Inc.

/s/ Keith Wong

Keith Wong

President

cc: Daniel H. Luciano, Esq.